

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 23, 2008

Mr. Sidney C. Hooper
Chief Financial Officer
Sutron Corporation
21300 Ridgetop Circle
Sterling, VA 20166

> **Re:** **Sutron Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000- 12227**

Dear Mr. Hooper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief